Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
[The following transcript of a webcast for Siebel Systems’ employees was posted to the company’s internal website on September 20, 2005]

Siebel Systems
All-Hands Executive Webcast
September 19, 2005
Call Participants
George Shaheen
CEO, Siebel Systems
Jeff Amann
SVP & General Counsel, Siebel Systems
Gabrielle Toledano
SVP Human Resources, Siebel Systems
Mark Hanson
SVP & Chief of Staff, Siebel Systems

PRESENTATION
Operator: Good morning or afternoon. Thank you for standing by. I will now turn the call over to Mr. George Shaheen, Chief Executive Officer. Thank you. You may begin.
George Shaheen: Thank you, operator. Prior to getting started with this call, I’m going to ask Jeff Amann, our in-house legal counsel, to read the appropriate disclaimers that must accompany every presentation such as this. So, Jeff would you please complete that formality for us?
Jeff Amann: Thank you, George. I’m now going to review some required legal disclaimers, as George mentioned. So please bear with me. The proposed business combination of Oracle and Siebel, which will be the main topic of today’s discussion, is subject to regulatory and other approvals including in the United States, the EU and other foreign jurisdictions. This discussion may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel.
In connection with the proposed transaction a registration statement on Form S-4 will be filed by Oracle with the SEC. Stockholders of Siebel are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement that will be part of the registration statement, because they will contain important information about the proposed business combination.
The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain these documents free of charge at the SEC’s website,

www.sec.gov, or from Oracle’s or Siebel’s Investor Relations’ departments. Oracle, Siebel and their respective directors, executive officers, and other employees may be deemed to participate in the solicitation of proxies in respect to the proposed transactions.
Information regarding Oracle’s and Siebel’s directors and executive officers is available in the companies’ respective proxy statements for their 2005 annual meetings of stockholders, which have been filed with the SEC. Additional information regarding the interest of these potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
This discussion will include forward-looking statements within the meaning of the Safe Harbor provisions of the United States Private Securities Litigation Reform Act of 1995.
Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “believes,” “should,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.
Forward-looking statements in this discussion include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties, and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation.
Such risk factors include, among others, difficulties encountered in integrating merged businesses, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of Siebel, the satisfaction of closing conditions to the transaction including the receipt of regulatory approvals, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these products gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation.
Additional information concerning these and other risk factors as contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K. Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this discussion. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this discussion. All forward-looking statements are qualified in their entirety by this cautionary statement. Thank you for your patience and attention and back to you, George.
George Shaheen: Thanks, Jeff. I think it’s important through this period of going through the formalities of getting the Oracle/Siebel transaction reviewed and completed that we stay in close communication with each other. I would like to know your questions, your concerns, so we can give them consideration and we can communicate to you. And we will work very hard, myself and our management team, to communicate to you all so you’re not left in the dark, so to speak, any longer than you have to. After this webcast, we will post all the questions and answers — the questions to the mySiebel web page — and we’ll continue to give you updates as we move along.

We do not intend to have slides today. What we’ve been doing is compiling all the questions that many of you have submitted. We worked hard on the answers to make sure they’re right and that they’re answers that are accurate because it takes a certain amount of coordination, if you will, with Oracle so we don’t overstep the bounds of what we say. And we will, I think in the spirit of doing that and keeping this an efficient process, we might have these Q&A sessions on a fairly regular basis just to keep all of you in the loop.
So this is just going to be audio. And Gabrielle Toledano, our Senior Vice President of Human Resources, will be reading the questions and the answers that we’ve compiled for you. So I think you’ll find this informative and helpful.
Before I turn this over to Gabby, I would like to review the announcement of last week will all of you and give you some reasons for why this transaction makes a lot of sense.
And as things have become more clear in the last week, I think the clarity will continue to evolve as the transaction is worked on. As you all know, Siebel Systems has signed an agreement with Oracle under which Oracle would acquire Siebel for $10.66 per share and subject to a completion of a number of actions.
The deal is consistent with Oracle’s goal to provide a set of competitive enterprise applications for customers. CRM represents the largest segment of enterprise applications and of course we all know that Siebel is the leading CRM provider. Our customers, their customers, are driving this rationale to merge. Our joint customers and partners have been asking for this. We’ve heard it for some time and because they are seeking to lower their costs and complexity by dealing with one vendor.
The timing to do this transaction is right because Oracle and Siebel generate or are in the process of generating the next generation of applications. So it is extremely timely to consider this and to complete this transaction at this time so the best thinking of both companies could be brought to bear on the next generation offerings.
I believe, I know the management of our company believes, the management of Oracle believes, and overwhelming the comments from the market feel this is a great outcome for Siebel, its customers, its partners and its employees.
I want to take a couple of moments and repeat some of Oracle’s expressed intentions. And number one, their number one intention is to make Siebel’s customer facing solutions the centerpiece of its CRM strategy going forward as they develop their concept around their Project Fusion technology.
Siebel — they intend to support Siebel’s products because they will continue to invest in their enhancement. And this includes not just our core CRM products, as we know them, but analytics, our analytic solutions and others as well.
Oracle has a stated intention to retain key Siebel personnel. Oracle plans to maintain support for Siebel’s applications running on non-Oracle databases. So it’s clear that Oracle understands the value of the Siebel franchise — its technology, its solution, its customers, its people. And they intend to leverage them in the marketplace — in this very competitive marketplace I may add.

Now, what are we hearing from the outside? A lot of positive momentum. We’ve talked to analysts, we’ve talked to industry specialists, we’ve talked to our customers. And maybe it would be helpful if I just read a couple of quotes we’ve compiled as we’ve had these conversations.
From a gentleman by the name of Doug Rademacher, CIO of APC, “This will provide better integration between Oracle and Siebel products, and this will result from this acquisition, which will make it easier for the IT staff to support the business and easier for us to plan as we look to a single source for ERP and CRM software.”
Barry Libenson, Vice President and CIO of Ingersoll-Rand. “Ingersoll-Rand is extremely excited about the merger/acquisition of Siebel Systems by Oracle Corporations. Both platforms are key strategic components to our overall IT architecture, and this combination can only enhance the integration and capabilities of both platforms. It allows us to deal with one partner for the best in both ERP and CRM functionality.”
I might also comment on Bill Gates’ reaction to the transaction. We’ve always had — he was responding to a question. Let me read the question he was asked and then I’ll give you his answer. “One of the big pieces of news this week was Oracle’s plan to acquire Siebel Systems. How would that deal affect the competitive landscape for Microsoft?” Now that’s what Bill was hit with early last week.
His answer was as follows. “We’ve always had a good relationship with Siebel, and we’ll do our best to keep that strong as they become part of Oracle. We do some things with and obviously compete in the database area. I don’t think that acquisition overnight is a dramatic thing. It is part of a trend toward some consolidation that people want to simplify the software they run in their companies.” So even — he even clearly sees the consolidation and the efficiency and simplicity of bringing a merger like this together.
I also want to comment on some things that are coming up in the next few weeks that should be of interest to all of us. This week in San Francisco at the Moscone Center is Oracle’s OpenWorld. I want to let you know that a few of us, particularly Bruce Cleveland and myself, will be on the stage at OpenWorld this afternoon as part of our formal presentation on the proposed merger and taking some questions.
At our CustomerWorld Week in Boston in early, mid-October, there will be Oracle executives who will likewise join us at that gathering to spend some time in front of our customers and other interested parties. In that regard, I would like to ask all of you in contact with customers to encourage them to attend CustomerWorld. I’d remind us all that it’s the largest CRM event in the industry. And this year we are expecting record attendance. And I think it’s going to be the exact right place for the Siebel constituencies to come together and hear about the merger from our side, get the view that we have and what’s in it for them.
So a lot going on in the last week, a lot will be going on in the upcoming weeks. I would remind us all that the competition in the marketplace will not abate. It’s going to heat up. And we have to be out there in front of our customers communicating with them and making sure that business opportunities are brought our way because that’s in the best interest of all of us at Siebel as well as the best interest of Oracle, assuming that the transaction eventually gets completed, which we all intend and expect that it will.

Now with that, I’m going to ask Gabby to begin the process of reading questions to all of you. And this is a compilation once again of what we have received over the transom, so to speak, that’s on your minds. And we spent a lot of time crafting the answers so you’ll get the information you want and I’m sure it’s going to elicit further questions. Send them back in and we’ll have a continued dialogue here just to make sure we communicate the things you’re interested in, in the right way. So with that, Gabby it’s all yours.

QUESTIONS AND ANSWERS
Gabrielle Toledano: Okay. Thank you, George. As George said, we’ve received many, many questions. And what I’m going to try to do here is address the most frequently asked questions. And we do intend to publish on mySiebel a longer list of questions and answers that we have received. And if you could please just continue to ask your questions of your HR business partners, we’ll continue to consolidate them and find the answers if we don’t know them. So today we’ll just go through, again, the most frequently asked questions to date.
The first question is around what the major steps are in the acquisition and what is the expected timing of closing the acquisition? So what should we all expect? There are a number of key steps we need to take towards closing.
For example we have to make antitrust filings in both the United States and with several foreign government agencies. In addition, we will need to make filings with the SEC and obtain the approval of Siebel stockholders.
The timing is subject to change, but assuming everything goes well, we have previously stated that we expect the transaction to close in early 2006. And we’re all diligently working to bring the transaction to a close.
Okay, the next question is does the Oracle acquisition trigger the benefits of the change of control plans? So these are the plans that we communicated I believe it was in May of this year and they’re posted on mySiebel. The answer is that if the proposed acquisition closes, it would qualify as a change of control under the employee retention plan. However, please note that this is only one of the two triggers for employees to receive the benefits under the employee retention plans.
In addition to the acquisition closing, you must be subject to a covered termination as this term is defined in the plans. Either three months before the closing for most employees and within a year after the closing for the plan benefits to be triggered. So again, there are two triggers to receiving those benefits, the closing, which we expect in early 2006, as well as a termination, a covered termination, as defined in the plan. So please review the terms of the plan applicable to you for more information. And again, they’re on mySiebel.
The next question — will our 2005 bonuses and commissions be paid per the existing plans? These plans are not affected by the announced transaction. The existing plans relating to bonuses and commissions will remain in place prior to the close. To the extent that the bonuses and commissions become payable under those plans, we will be able to pay them in accordance with the terms of the plans. But that is the way the agreement reads. We can pay these bonuses and commissions in accordance with the terms of those plans.

Okay, the next question is can you please explain the process whereby the stock options will covert from Siebel to Oracle? When and how will this occur? Okay, as Jeff Amann mentioned on last week’s call, existing stock options, restricted stock units, and restricted stock issued under the Siebel equity incentive plans will be automatically assumed by Oracle at the time the acquisition is effective as described in the merger agreement.
So under the merger agreement, Siebel options, restricted stock units, and restricted stock will convert into Oracle options, restricted stock units or restricted stock as applicable, at a conversion ratio to be established upon the effectiveness of the merger. The conversion ratio will be based on Siebel’s closing sale price on the last trading day before the merger becomes effective relative to the average closing price of Oracle stock over the 10 trading days immediately preceding but not including the date the merger becomes effective.
For purposes of providing examples here, assuming a 10 trading day average of Oracle common stock of $13.25 per share. And assuming a closing sale price of $10.66 for Siebel stock, the conversion ratio will be $10.66 divided by $13.25 or 0.8, meaning that each option to purchase Siebel common stock would convert into an option to purchase 0.8 shares of Oracle common stock. Similarly, Siebel stock option exercise prices would be divided by this 0.8 conversion ratio.
The bottom line is that the existing real value in stock or stock options at the effective time of the merger remains the same after the stock or stock options are converted into Oracle stock or stock options. All other provisions such as vesting and termination provisions will remain the same and apply to Oracle options, restricted stock units, and restricted stock. That’s a long answer. That’s one you’ll want to refer to mySiebel to get to.
Next question is the change in control agreement states that options automatically vest. Does this mean that they vest when Oracle buys us or when Oracle buys us and subsequently terminates our position? If they vest upon acquisition we decide to sell immediately, are we selling Siebel or Oracle options? The answer to that is that under the employee retention plan and employee options only accelerate if both Siebel is acquired and the employee is the subject of a cover termination as defined in the applicable retention plan. So again, please refer to the retention plans for the details there.
Options to purchase Siebel stock will convert into options to purchase Oracle stock when the acquisition closes. If the employee exercises his or her options and sells the underlying shares after the completion of the acquisition, that employee will be selling Oracle stock.
Okay, next question is what if I’m promoted and my title changes before any change of control is triggered? If you’re approved for a promotion on or after September 12, which is last Monday, September 12 and your title changes to a level covered by a different employee retention plan prior to the change of control, you will continue to be covered under your prior employee retention plan. There can be no updating of retention plans for promotions approved after September 12.
Okay, and — our next question is are new hires with offers accepted after September 12 eligible for the employee control benefits? And the answer is that, no, new hires with — so the answer’s no. New hires with offered accepted on or after September 12 will not receive change of control benefits if they are triggered.

Next question is there is currently a rumor that Siebel is planning a company-wide layoff prior to the close of this deal and that employees laid off will not receive the change of control benefits. Is this true? And the answer is there are no current plans for a company-wide layoff. However, if someone is let go and that constitutes a covered termination under the retention plan applicable to them, the affected employee would be eligible for the benefits described in the plan. So again, please refer to the plans for the details there.
Okay, next question is what is the anticipated timing that people will start to know if they have a job with Oracle? What will the selection process be for determining job status? And when will the process be communicated? The answer is that subject to the regulatory process, information regarding Oracle’s integration plans will be communicated as it becomes available. Due to the timeline of the transaction, specific details regarding employment plans are not yet available. It is Oracle’s intention to make Siebel’s customer facing solutions the centerpiece of its Fusion CRM strategy.
Okay, next question. Is there a central executive within Siebel in charge of the integration with Oracle? Yes. Ken Gonzalez along with several other executives is managing the overall integration efforts for Siebel.
Okay, next question. Do we have a schedule for the integration process? Will there be any active integration work completed before January 2006? We are currently developing an integration schedule.
While we can plan for integration before the acquisition closes, we will not be integrating any part of the two companies prior to receiving regulatory approvals and the close of the acquisition.
Okay, next question is how do we find out about the benefits offered by Oracle? Once the acquisition is closed, Oracle will provide information about their benefits and other employee services.
Okay, next question is can employees exercise vested stock options now given the closed window period? And the answer is the current transaction doesn’t change our policies. If an employee is subject to the closed window, they must continue to comply with our insider trading policies. And we ask that you please review the policies posted on mySiebel for greater detail on what we all can and cannot do.
So those are the more frequently asked questions as of last week. And I hope that was helpful. And again, we will publish those on mySiebel along with many other questions that have been asked and the answers. So thank you for your patience as I went through that. And back to you, George.
George Shaheen: Thanks, Gabby. We’re going to do our absolute best to answer your questions as they come in. And I recognize that we can’t answer all of them individually. And I’m sure that some of the answers to these questions might still be a bit confusing to you, and in some cases you may not like the answer. But regardless, we’re going to let you know what we know, and if you have questions let us know so we can get back to our organization with answers.

Bear with us that we’re not going to be able to communicate, certainly on a timely basis, with each and every one of you as individuals. But we will take these questions and especially where we have a trend in interest coming in and get back to you with what we know.
I do want you to make sure you use all the information that is available to you. Check mySiebel.com regularly. The Oracle microsite will be updated with new information. And Gabby, I would ask you, do we know how to access that Oracle microsite? If not, we should find that out and get that information. That’s on the front page of mySiebel now. Okay. So it’s on the front page of mySiebel and it will direct you to a site maintained by Oracle, which they too will be putting information.
If you have questions about what you should or should not do, can or cannot say, please contact a member of the executive team for guidance. It is important that we keep a consistent messaging and use statements that the team has created and approved. This is important for — because we’ll have regulatory and other legal-type scrutiny and reviews. And we’ll want to have consistent messages out in front of the community at large. Please do not freelance or deviate from these messages. That’s a lesson for me as well, I might add.
Mark Hanson: George, this is Mark Hanson. Just one little update is the Oracle microsite is actually maintained by Siebel personnel, not Oracle personnel. So it’s on mySiebel and it’s a link to an internal Oracle microsite where we just have the latest and greatest information, which is updated particular to the merger.
George Shaheen: Particular to the merger. Okay. I apologize. I would like to close the meeting focusing on things we know for sure.
Here’s some items that we all should keep top of mind. We must achieve, we have to achieve a successful close to Q3, and should it go into fall Q4 as well. So focus on the business as much as we all can, job one.
We lead the market in CRM. We must be consistent and bold in our programs and communications. And cannot back off in our marketing efforts. We have to continue to tell the world our story. We must successfully introduce next generation products across all of our product lines.
We need to deliver to our customers and other stakeholders an outstanding CustomerWorld event in Boston. We must continue to build and deliver our product roadmap. We must continue to deliver outstanding customer service and support. And we must focus on execution through Q4 and the end of the year.
The fact that we have a very successful, large successful company wanting to merge with us is fine. That will go through due process. Until then we are an independent company that stands on its own. And we must continue to execute to our business plan. Your performance always has and continues to matter to our company, to our customers, and to you. I would be remiss at this point if I didn’t thank all of you for your hard work in the past and the hard work that I know you’re going to put forth into the future. Please continue to communicate with us. Send us your questions. And we will be back to you with continuing frequent communications.
Thank you all and good morning, good afternoon, good night.

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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.